

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Kelly Stopher
Chief Financial Officer
United States Antimony Corporation
47 Cox Gulch
P.O. Box 643
Thompson Falls, Montana 59873

   Re: United States Antimony Corporation
     Registration Statement on Form S-3
     Filed January 14, 2022
     File No. 333-262206

Dear Mr. Stopher:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: M. Ali Panjwani